UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of April 2008

EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Interim Consolidated Balance Sheet
Interim Unaudited Consolidated Statements of Earnings
Interim Unaudited Statements of Comprehensive Income (Loss) and Accumulated Other Comprehensive Income
Interim Unaudited Consolidated Statements of Retained Earnings and Contributed Surplus
Interim Unaudited Consolidated Statements of Cash Flows
Notes to Unaudited Interim Consolidated Financial Statements
Management's Discussion and Analysis of Financial Condition and Results of Operations

On April 1st, 2008, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the second fiscal quarter ended February 29, 2008.  This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the second fiscal quarter of the 2008 fiscal year.  This press release and information relating to EXFO’s financial condition and results of operations for the second fiscal quarter of the 2008 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: April 4, 2008

EXFO Reports Significant Increases in Sales, Bookings and Gross Margin

▪	Sales increase 22.9% year-over-year to US$43.3 million (slightly above guidance)
▪	Net bookings improve 22.0% to record-high of US$44.5 million (book-to-bill ratio of 1.03)
▪	Gross margin reaches 58.3%, highest level since Q4 2001
▪	Nine products launched (new products accounted for 44.4% of total sales)
▪	Acquisition of Navtel Communications, IMS and VoIP test supplier to NEMs

QUEBEC CITY, CANADA, April 1, 2008 – EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO; TSX: EXF) reported today significant year-over-year growth in sales, bookings and gross margin for the second quarter ended February 29, 2008.

Sales increased 22.9% to US$43.3 million in the second quarter of fiscal 2008 from US$35.2 million in the second quarter of 2007 and 5.6% from US$41.0 million in the first quarter of 2008. Net bookings improved by 22.0% year-over-year to attain a record-high of US$44.5 million for a book-to-bill ratio of 1.03 in the second quarter of fiscal 2008 from US$36.5 million in the same period last year and 1.8% from US$43.7 million in the first quarter of 2008.

Gross margin reached 58.3% of sales in the second quarter of fiscal 2008, the highest level since the fourth quarter of fiscal 2001. In comparison, gross margin amounted to 57.5% in the second quarter of 2007 and 55.7% in the first quarter of 2008.

GAAP net earnings in the second quarter of fiscal 2008 totaled US$4.0 million, or US$0.06 per diluted share, compared to GAAP net earnings of US$2.7 million, or US$ 0.04 per diluted share, in the same period last year and a GAAP net loss of US$0.1 million, or US$0.00 per diluted share, in the first quarter of 2008. GAAP net earnings in the second quarter of fiscal 2008 included a one-time income tax recovery of US$2.7 million following a review of the company’s tax strategy, based on new Canadian federal tax rates enacted in the second quarter, to minimize income taxes payable on future years’ taxable income. This tax recovery was partially offset by a one-time income tax expense of US$1.5 million to account for these reduced tax rates on future income tax assets in Canada as well as US$0.3 million in stock-based compensation costs and US$0.5 million in after-tax amortization of intangible assets.

“I’m quite pleased with our progress on almost all fronts as both revenue and earnings finished above our guidance range for the second quarter,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “We also delivered record bookings while sales and gross margin attained their highest levels in nearly seven years – and all this during a seasonally weak quarter. On a segmented basis, our Telecom Division grew 28% year-over-year in the second quarter with our protocol test business reaching a major milestone by surpassing 20% of the division’s sales for the first time. Given these data points, our strategic positioning and strong organic sales guidance for the next quarter, I’m looking forward to the second half of our fiscal year with a great deal of confidence.”

Following the quarter-end, EXFO announced the acquisition of Navtel Communications, a leading provider of Internet Protocol Multimedia Subsystem (IMS) and Voice-over-Internet Protocol (VoIP) test solutions for network equipment manufacturers and network service provider labs. Consideration paid consisted of C$11.0 million in cash. The deal is expected to be neutral to EXFO’s earnings for the remainder of fiscal 2008 and accretive in fiscal 2009, excluding after-tax amortization of intangible assets.

“This strategic acquisition will help us strengthen our product offering and business relationships with network equipment manufacturers and carrier labs, create several cross-selling opportunities, and expand our coverage in the protocol technology lifecycle,” Mr. Lamonde added. “I’d like to welcome Navtel’s team, whose product portfolio nicely complements our protocol offering by enabling us to move higher up the protocol layers. These new test solutions will also help increase our gross margin and accelerate sales in our fast-growing protocol test business which grew at a compound annual growth rate of 64% in the last two fiscal years.”

Selected Financial Information
(In thousands of US dollars)

Segmented results:	Q2 2008	Q1 2008	Q2 2007
	(unaudited)	(unaudited)	(unaudited)
Sales:
Telecom Division	$37,435	$35,365	$29,297
Life Sciences and Industrial Division	5,846	5,620	5,910
Total	$43,281	$40,985	$35,207

Earnings from operations:
Telecom Division	$2,817	$21	$1,078
Life Sciences and Industrial Division	818	281	1003
Total	$3,635	$302	$2,081

Other selected information:
GAAP net earnings (loss)	$4,024	$(93)	$2,684
After-tax amortization of intangible assets	$490	$499	$630
Stock-based compensation costs	$269	$301	$241
Future income tax recovery	$(2,715)	$–	$–
Effect of changes in Canadian tax rates	$1,524	$–	$–

Operating Expenses
Selling and administrative expenses amounted to US$13.7 million, or 31.6% of sales, in the second quarter of fiscal 2008 compared to US$12.2 million, or 34.6% of sales, in the same period last year and US$14.8 million, or 36.2% of sales, in the first quarter of 2008.

Gross research and development expenses totaled US$7.6 million, or 17.5% of sales, in the second quarter of fiscal 2008 compared to US$5.9 million, or 16.9% of sales, in the second quarter of 2007 and US$7.5 million, or 18.3% of sales, in the first quarter of 2008.

Net R&D expenses totaled US$6.2 million, or 14.3% of sales, in the second quarter of fiscal 2008 compared to US$4.7 million, or 13.3% of sales, in the same period last year and US$6.0 million, or 14.7% of sales, in the first quarter of 2008.

Second-Quarter Business Highlights
Market expansion – EXFO delivered sales growth of 22.9% in the second quarter and 19.1% at the half-way mark of fiscal 2008 mainly due to market-share gains in its optical and protocol test segments. Growth was particularly strong in EXFO’s business outside of the Americas, increasing 38.0% year-over-year in the second quarter, and within the company’s protocol test business which surpassed 20% of Telecom Division sales for the first time. The Telecom Division increased its sales 27.8% year-over-year, while the Life Sciences and Industrial Division experienced a 1.1% drop during the same period. The corporate performance metric for sales growth in fiscal 2008 has been established at 20% year-over-year.

Profitability – EXFO reported GAAP net earnings of US$4.0 million, or US$0.06 per diluted share, in the second quarter of fiscal 2008 including a one-time net income tax recovery of US$1.2 million. Increased sales of higher-margin protocol test solutions, a better absorption of fixed manufacturing costs due to higher sales volume, and relative stability in the US/Canadian exchange rate were largely responsible for the increase in gross margin to 58.3% in the second quarter of 2008. In terms of GAAP earnings from operations, it reached 8.4% in the second quarter of 2008 and stood at 4.7% after six months versus the company’s stated goal of 8% for the fiscal year.

Innovation – EXFO had a highly productive second quarter with the launch of nine new products, including amongst others a next-generation modular test platform for R&D and manufacturing applications, 40G/43G SONET/SDH/OTN test modules for field and manufacturing platforms, integrated modules that combine Ethernet and SONET/SDH/OTN testing at rates up to 10 Gb/s for field and manufacturing applications, an optical loss test module and a 30 MHz copper test module for the new AXS-200 handheld platform, and a fiber inspection probe that serves as an accessory on several portable test solutions. Sales from products that have been on the market two years or less reached its highest level in nearly three years at 44.4% of total sales in the second quarter of fiscal 2008 and 39.2% after six months, while the company’s published goal is 30% for the fiscal year.

Business Outlook
EXFO forecasted sales between US$45.0 million and US$48.0 million for the third quarter of fiscal 2008. This anticipated sales increase should be largely organic with a small revenue contribution from Navtel Communications for about two months in the third quarter. GAAP net earnings should range between US$0.03 and US$0.06 per diluted share. GAAP net earnings include US$0.01 per diluted share in stock-based compensation costs and after-tax amortization of intangible assets.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its financial results for the second quarter of fiscal 2008. To listen to the conference call and participate in the question period via telephone, dial 1-416-620-5690. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available one hour after the event until midnight on April 8, 2008. The replay number is 1-402-977-9141 and the reservation number is 21378170. The audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test, measurement and monitoring industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive and market conditions, including any slowdown or recession in the global economy. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

About EXFO
EXFO is the second-largest provider of portable test and measurement solutions in the global telecommunications industry. The Telecom Division, which represents about 85% of the company's business, offers a full suite of test solutions and monitoring systems to network service providers, cable TV operators, telecom system vendors and component manufacturers in approximately 70 countries. EXFO is the global market leader for portable optical test solutions with an estimated 25.5% market share and a leading supplier of protocol and access test solutions to enable triple-play deployments and converged IP networking. Its Windows-based modular AXS-200, FTB-200, FTB-400 and IQS-600 test platforms host a wide range of modular test solutions across optical, physical, data and network layers, while maximizing technology reuse across several market segments. The Life Sciences and Industrial Division offers value-added light-based solutions in high-precision medical device and opto-electronics assembly sectors, and advanced fluorescence microscopy and electrophysiology solutions for the life sciences sector. For more information about EXFO’s Telecom Division, visit www.EXFO.com, and for its Life Sciences and Industrial Division, visit www.EXFO-LSI.com.

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@exfo.com

EXFO Electro-Optical Engineering Inc.
Interim Consolidated Balance Sheet

(in thousands of US dollars)

	As at February 29, 2008	As at August 31, 2007

	(unaudited)
Assets

Current assets
Cash	$9,211		$5,541
Short-term investments (note 2)	133,549		124,217
Accounts receivable
Trade, less allowance for doubtful accounts of $224 ($206 as at August 31, 2007)	29,017		26,699
Other (note 2)	5,129		2,479
Income taxes and tax credits recoverable	2,778		6,310
Inventories (note 3)	33,276		31,513
Prepaid expenses	1,884		1,391
Future income taxes	11,256		7,609

	226,100		205,759

Other receivable	805		−

Tax credits recoverable	14,224		−

Property, plant and equipment	20,563		18,117

Intangible assets	9,341		9,628

Goodwill	30,546		28,437

Future income taxes	4,180		17,197

	$305,759		$279,138
Liabilities

Current liabilities
Bank loan	$703	$	−
Accounts payable and accrued liabilities (note 4)	21,010		22,721
Income taxes payable	368		−
Deferred revenue	3,126		2,598

	25,207		25,319

Deferred revenue	3,841		3,414

Future income taxes	−		240

	29,048		28,973

Contingency (note 5)

Shareholders’ Equity

Share capital (note 6)	150,105		150,019
Contributed surplus	4,827		4,453
Retained earnings	46,222		42,275
Accumulated other comprehensive income (note 2)	75,557		53,418

	276,711		250,165

	$305,759		$279,138

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended February 29, 2008	Six months ended February 29, 2008	Three months ended February 28, 2007	Six months ended February 28, 2007

Sales	$43,281	$84,266	$35,207	$70,754

Cost of sales (1,2)	18,060	36,204	14,970	30,199

Gross margin	25,221	48,062	20,237	40,555

Operating expenses
Selling and administrative (1)	13,683	28,500	12,184	23,726
Net research and development (1) (note 7)	6,185	12,197	4,678	9,032
Amortization of property, plant and equipment	998	1,974	664	1,445
Amortization of intangible assets	720	1,454	630	1,512

Total operating expenses	21,586	44,125	18,156	35,715

Earnings from operations	3,635	3,937	2,081	4,840

Interest income	1,616	3,099	1,105	2,277
Foreign exchange gain (loss)	(232)	(848)	352	735

Earnings before income taxes	5,019	6,188	3,538	7,852

Income taxes (note 8)
Current	(8,373)	(7,192)	854	1,635
Future	9,368	9,449	–	–

	995	2,257	854	1,635

Net earnings for the period	$4,024	$3,931	$2,684	$6,217

Basic and diluted net earnings per share	$0.06	$0.06	$0.04	$0.09

Basic weighted average number of shares outstanding (000’s)	68,984	68,992	68,839	68,807

Diluted weighted average number of shares outstanding (000’s) (note 9)	69,490	69,582	69,546	69,465

(1) Stock-based compensation costs included in:
Cost of sales	$38	$75	$27	$61
Selling and administrative	183	380	159	356
Net research and development	48	115	55	109

	$269	$570	$241	$526

(2)	The cost of sales is exclusive of amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Statements of Comprehensive Income (Loss)
and Accumulated Other Comprehensive Income

(in thousands of US dollars)

Comprehensive income (loss)
	Three months ended February 29, 2008	Six months ended February 29, 2008	Three months ended February 28, 2007	Six months ended February 28, 2007

Net earnings for the period	$4,024	$3,931	$2,684	$6,217
Foreign currency translation adjustment	5,827	19,733	(4,734)	(10,760)
Changes in unrealized losses on short-term investments	51	90	–	–
Unrealized gains on forward exchange contracts	600	2,549	–	–
Reclassification of realized gains on forward exchange contracts in net earnings	(1,168)	(1,927)	–	–
Future income taxes effect of the above items	182	(199)	–	–

Comprehensive income (loss)	$9,516	$24,177	$(2,050)	$(4,543)

Accumulated other comprehensive income
	Six months ended February 29, 2008	Six months ended February 28, 2007

Foreign currency translation adjustment
Cumulative effect of prior periods	$53,418	$43,537
Current period	19,733	(10,760)

	73,151	32,777
Unrealized gains on forward exchange contracts
Adjustment related to the implementation of new accounting standards (note 2)	1,948	−
Current period, net of realized gains and future income taxes	423	−

	2,371	−
Unrealized losses on short-term investments
Adjustment related to the implementation of new accounting standards (note 2)	(55)	−
Current period, net of future income taxes	90	−

	35	−

Accumulated other comprehensive income	$75,557	$32,777

Total retained earnings and accumulated other comprehensive income amounted to $38,994 and $121,779 as of February 28, 2007, and February 29, 2008, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Retained Earnings
and Contributed Surplus

(in thousands of US dollars)

Retained earnings
	Six months ended February 29, 2008	Six months ended February 28, 2007

Balance – Beginning of the period	$42,275	$	−

Add (deduct)
Adjustment related to the implementation of new accounting standards (note 2)	55		−
Net earnings for the period	3,931		6,217
Premium on redemption of share capital (note 6)	(39)		−

Balance – End of the period	$46,222		$6,217

Contributed surplus
	Six months ended February 29, 2008	Six months ended February 28, 2007

Balance – Beginning of the period	$4,453	$3,776

Add (deduct)
Stock-based compensation costs	585	499
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	(211)	(174)

Balance – End of the period	$4,827	$4,101

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended February 29, 2008	Six months ended February 29, 2008	Three months ended February 28, 2007	Six months ended February 28, 2007

Cash flows from operating activities
Net earnings for the period	$4,024	$3,931	$2,684	$6,217
Add (deduct) items not affecting cash
Discount on short-term investments	86	988	364	778
Stock-based compensation costs	269	570	241	526
Amortization	1,718	3,428	1,294	2,957
Deferred revenue	151	502	745	1,239
Government grants	−	−	−	(22)
Future income taxes	9,368	9,449	−	−
	15,616	18,868	5,328	11,695

Change in non-cash operating items
Accounts receivable	(985)	181	(210)	(3,245)
Income taxes and tax credits	(9,190)	(9,648)	(513)	(931)
Inventories	794	707	(510)	(129)
Prepaid expenses	216	(396)	133	135
Accounts payable and accrued liabilities	2,735	(2,959)	2,736	2,772

	9,186	6,753	6,964	10,297
Cash flows from investing activities
Additions to short-term investments	(197,607)	(409,060)	(296,237)	(490,503)
Proceeds from disposal and maturity of short-term investments	194,009	408,580	291,413	482,916
Additions to capital assets (1)	(2,113)	(3,686)	(835)	(1,646)
Net proceeds from disposal of capital assets	−	−	−	1,228

	(5,711)	(4,166)	(5,659)	(8,005)
Cash flows from financing activities
Changes in bank loan	−	699	−	−
Repayment of long-term debt	−	−	(24)	(51)
Redemption of share capital (note 6)	−	(174)	−	−
Exercise of stock options	10	10	362	483

	10	535	338	432

Effect of foreign exchange rate changes on cash	205	548	(276)	(469)

Change in cash	3,690	3,670	1,367	2,255

Cash – Beginning of period	5,521	5,541	7,741	6,853

Cash – End of period	$9,211	$9,211	$9,108	$9,108

(1) As at February 28, 2007 and February 29, 2008, unpaid purchases of capital assets amounted to $344 and $94, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1.	Interim financial information

The financial information as at February 29, 2008, and for the three- and six-month periods ended February 28, 2007, and February 29, 2008, is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods in accordance with generally accepted accounting principles (GAAP) in Canada have been included. The adjustments made were of a normal and recurring nature. Interim results may not necessarily be indicative of results anticipated for the entire year.

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements, except for changes as described in note 2. However, all disclosures required for annual financial statements have not been included in these financial statements. Consequently, these interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements.

2.	New accounting standards and pronouncements

Adopted in fiscal 2008

On September 1, 2007, the company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments – Recognition and Measurement”, and Section 3865, “Hedges”. Sections 3251 and 3865 have been adopted prospectively while Section 3855 has been applied retroactively, without restatement of prior years’ financial statements, and Section 1530 has been applied retroactively with restatement of prior years’ financial statements.

Following the adoption of Section 3855, the company classified its financial instruments as follows:

Cash

Cash is classified as financial asset held for trading and is carried at fair value in the balance sheet and any changes in its fair value is reflected in the statements of earnings.

Short-term investments

The company has elected to classify its short-term investments as available-for-sale securities, and therefore they are carried at fair value in the balance sheet and any changes in their fair value are reflected in other comprehensive income. Upon the disposal or maturity of these assets, accumulated changes in their fair value are reclassified in the statements of earnings. Also, upon the adoption of this new standard, unrealized losses on short-term investments as of August 31, 2007, in the amount of $55,000 (previously recorded in the statements of earnings), have been reclassified from the opening balance of retained earnings to the opening balance of accumulated other comprehensive income for the six months ended February 29, 2008.

Interest income on short-term investments is recorded in interest income in the statements of earnings and in cash flows from operating activities in the statements of cash flows.

The fair value of these assets as of February 29, 2008, amounted to $133,549,000.

Accounts receivable

Accounts receivable are classified as loans and receivable. After their initial measurement at fair value, they are carried at amortized cost, which generally corresponds to cost due to their short-term maturity.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Bank loan and accounts payable and accrued liabilities

Bank loan and accounts payable and accrued liabilities are classified as other financial liabilities. They are initially measured at their fair value. Subsequent measurements are at cost, net of amortization, using the effective interest rate method. For the company, that value corresponds to cost either as a result of their short-term maturity or the floating-rate nature of some liabilities.

Forward exchange contracts

Forward exchange contracts, which qualify for hedge accounting, are entered into by the company to hedge anticipated  US-dollar-denominated sales and the related accounts receivable. They are recorded at fair value in the balance sheet, and changes in their fair value are reported in other comprehensive income. Upon the recognition of related hedged sales, accumulated changes in fair value are reclassified in the statements of earnings. Unrecognized gains on forward exchange contracts as of August 31, 2007, in the amount of $1,948,000, net of future income taxes of $916,000, have been reflected as an adjustment to the opening balance of accumulated other comprehensive income for the six months ended February 29, 2008. The forward exchange contracts are presented in other receivables in the balance sheet.

Based on the portfolio of forward exchange contracts as of February 29, 2008, the company estimates that the portion of the unrecognized gains on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months amounts to $2,904,000.

Cumulative foreign currency translation adjustment

The cumulative foreign currency translation adjustment, which is solely the result of the translation of the company’s consolidated financial statements in US dollars (the reporting currency), represents a component of accumulated other comprehensive income for all periods presented.

Transition

The company has elected to use September 1, 2002, as the transition date for embedded derivatives.

Other than the adjustments described above for the short-term investments and the forward exchange contracts, the recognition, derecognition and measurement methods used to prepare the consolidated financial statements have not changed from the methods of periods prior to the effective date of the new standards. Consequently, there were no further adjustments to record on transition.

Section 1506, “Accounting Changes”

On September 1, 2007, the company adopted Section 1506, “Accounting Changes”. This section establishes criteria for changes in accounting policies, accounting treatment and disclosures regarding changes in accounting policies, estimates and corrections of errors. In particular, this section allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. Furthermore, this section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. Such disclosure is provided below. The adoption of this section had no effects on the company’s consolidated financial statements for the three and the six months ended February 29, 2008.

To be adopted after fiscal 2008

In December 2006, the CICA issued three new sections, which provide a complete set of disclosure and presentation requirements for financial instruments: Section 3862, “Financial Instruments − Disclosures”; Section 3863, “Financial Instruments − Presentation”; and Section 1535, “Capital Disclosures”.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Section 3862 replaces the disclosure portion of Section 3861, “Financial Instruments − Disclosure and Presentation”. The new standard places increased emphasis on disclosures regarding risks associated with both recognized and unrecognized financial instruments and how these risks are managed. It is also intended to remove any duplicate disclosures and simplify the disclosures about concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861.

Section 3863 carries forward the presentation requirements from Section 3861, unchanged.

Section 1535 applies to all entities regardless of whether they have financial instruments and are subject to external capital requirements. The new section requires disclosure of information about an entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.

Sections 1535, 3862 and 3863 apply to fiscal years beginning on or after October 1, 2007. The company will adopt these new standards on September 1, 2008, and is currently assessing the effects these new standards will have on its consolidated financial statements.

In June 2007, the CICA issued Section 3031, “Inventories”, to harmonize accounting for inventories under Canadian GAAP with IFRS. This standard requires the measurement of inventories at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. The standard also requires the consistent use of either first-in, first-out (FIFO) or weighted average cost formula to measure the cost of inventories and requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new standard applies to fiscal years beginning on or after January 1, 2008. The company will adopt this new standard on September 1, 2008, and is currently assessing the effects this new standard will have on its consolidated financial statements.

In February 2008, the CICA issued Section 3064, “Goodwill and intangible assets”, which supersedes Section 3062, “Goodwill and other intangible assets” and Section 3450, “Research and development costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. This new section applies to fiscal years beginning on or after October 1, 2008. The company will adopt this new standard on September 1, 2009 and it has not yet determined the effects its adoption will have on its consolidated financial statements.

3.	Inventories

	As at February 29, 2008	As at August 31, 2007

	(unaudited)

Raw materials	$16,513	$16,898
Work in progress	2,186	1,387
Finished goods	14,577	13,228

	$33,276	$31,513

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

4.	Accounts payable and accrued liabilities

	As at February 29, 2008	As at August 31, 2007

	(unaudited)

Trade	$8,877	$11,749
Salaries and social benefits	8,406	7,929
Warranty	840	800
Commissions	788	824
Other	2,099	1,419

	$21,010	$22,721

Changes in the warranty provision are as follows:

	Six months ended February 29, 2008	Six months ended February 28, 2007

	(unaudited)

Balance – Beginning of the period	$800	$1,006
Provision	297	408
Settlements	(257)	(625)

Balance – End of the period	$840	$789

5.	Contingency

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933.  This class action alleges that the company’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at pre-determined prices.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of the company’s underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval.  The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006.  The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants.  The district court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated.  The company's case is not one of these focus cases.  On October 13, 2004, the district court certified the focus cases as class actions.  The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc.  In light of the Second Circuit opinion, liaison counsel for all issuer defendants, including the company, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified.  On June 25, 2007, the district court entered an order terminating the settlement agreement.  On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain of the defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. Briefing on the motions to dismiss was completed in January 2008, and briefing on the class certification motion is scheduled to be completed in April 2008.

Due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. The company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the interim consolidated financial statements as at February 29, 2008.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

6.	Share capital

On November 5, 2007, the Board of Directors of the company approved a share repurchase program, by way of a normal course issuer bid on the open market, of up to 9.9% of the company’s public float (as defined by the Toronto Stock Exchange), or 2,869,585 subordinate voting shares, at the prevailing market price. The company expects to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The normal course issuer bid started on November 8, 2007, and will end on November 7, 2008, or on an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require the company to repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased by the company under the bid will be canceled.

The following tables summarize changes in share capital for the six months ended February 28, 2007, and February 29, 2008:

	Six months ended February 28, 2007
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

	(unaudited)

Balance as at August 31, 2006	37,143,000	$1	31,609,969	$148,920	$148,921
Exercise of stock options	–	–	41,550	121	121
Redemption of restricted share units	–	–	88	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	47	47

Balance as at November 30, 2006	37,143,000	1	31,651,607	149,088	149,089
Exercise of stock options	–	–	109,723	362	362
Redemption of restricted share units	–	–	976	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	127	127

Balance as at February 28, 2007	37,143,000	$1	31,762,306	$149,577	$149,578

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Six months ended February 29, 2008
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

	(unaudited)

Balance as at August 31, 2007	36,643,000	$1	32,361,561	$150,018	$150,019
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	2	2
Redemption of share capital	–	–	(29,200)	(135)	(135)

Balance as at November 30, 2007	36,643,000	1	32,332,361	149,885	149,886
Exercise of stock options	–	–	4,000	10	10
Redemption of restricted share units	–	–	38,031	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	209	209

Balance as at February 29, 2008	36,643,000	$1	32,374,392	$150,104	$150,105

7.	Net research and development expenses

	Three months ended February 29, 2008	Six months ended February 29, 2008	Three months ended February 28, 2007	Six months ended February 28, 2007

	(unaudited)		(unaudited)

Gross research and development expenses	$7,575	$15,061	$5,939	$11,448
Research and development tax credits and grants	(1,390)	(2,864)	(1,261)	(2,416)

	$6,185	$12,197	$4,678	$9,032

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

8.	Income taxes

For the three and six-month periods ended February 28, 2007 and February 29, 2008, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended February 29, 2008	Six months ended February 29, 2008	Three months ended February 28, 2007	Six months ended February 28, 2007

	(unaudited)		(unaudited)
Income tax provision at combined Canadian federal and provincial statutory tax rate	$1,606	$1,980	$1,132	$2,512

Increase (decrease) due to:
Income taxed at different rates	(11)	77	(26)	33
Non-taxable income	(290)	(371)	(36)	(95)
Non-deductible expenses	368	590	192	446
Change in tax rates (1)	1,524	1,522	18	289
Change in tax strategy (2)	(2,715)	(2,715)	–	–
Foreign exchange effect of translation of foreign integrated subsidiaries	67	194	6	86
Other	232	391	163	40
Utilization of previously unrecognized future income tax assets	(1,881)	(1,881)	(660)	(1,999)
Unrecognized future income tax assets on temporary deductible differences and unused tax losses and deductions	2,095	2,470	65	323

	$995	$2,257	$854	$1,635

The income tax provision consists of the following:

Current	$(8,373)	$(7,192)	$854	$1,635

Future	9,154	8,860	595	1,676
Valuation allowance	214	589	(595)	(1,676)

	9,368	9,449	–	–

	$995	$2,257	$854	$1,635

(1)
During the three months ended February 29, 2008, reductions to the Canadian federal statutory tax rate, previously announced by the Canadian federal Government, were enacted. Therefore, Canadian federal future income tax assets decreased by $1,524,000,  and  generated  a future income tax expense  for the same amount during the three- and  six-month periods ended February 29, 2008.

(2)
During the three months ended February 29, 2008, based on new Canadian federal enacted tax rates, the company reviewed its tax strategy for the future use of its Canadian federal operating losses, research and development expenses, certain timing differences and research and development tax credits to minimize income taxes payable on future years’ taxable income, by amending its prior year’s income tax returns to generate a net operating loss to be carried back to prior years, which will release previously used research and development tax credits. This resulted in an increase of its tax related assets of $2,715,000 and in an income tax recovery for the same amount in the statements of earnings for the three- and six-month periods ended February 29, 2008.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

For the three and six months ended February 28, 2007, the company recorded a full valuation allowance against its future income tax assets. During these periods, the company recorded an income tax expense of $854,000 and $1,635,000, respectively. Most of this expense represents income taxes payable at the Canadian federal level, which are reduced by research and development tax credits that are recorded against gross research and development expenses in the statements of earnings.

9.	Earnings per share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended February 29, 2008	Six months ended February 29, 2008	Three months ended February 28, 2007	Six months ended February 28, 2007

	(unaudited)		(unaudited)

Basic weighted average number of shares outstanding (000’s)	68,984	68,992	68,839	68,807
Plus dilutive effect of:
Stock options (000’s)	241	321	468	451
Restricted share units (000’s)	188	195	190	161
Deferred share units (000’s)	77	74	49	46

Diluted weighted average number of shares outstanding (000’s)	69,490	69,582	69,546	69,465

Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000’s)	1,697	1,415	1,213	1,299

10.	Segment information

The company is organized under two reportable segments: the Telecom Division and the Life Sciences and Industrial Division. The Telecom Division offers integrated test solutions to network service providers, cable TV operators, system vendors and component manufacturers throughout the global telecommunications industry. The Life Sciences and Industrial Division mainly leverages developed and acquired core telecom technologies for high-precision assembly and research sectors.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following tables set out information by segment:

	Three months ended February 29, 2008			Six months ended February 29, 2008

	Telecom Division	Life Sciences and Industrial Division	Total	Telecom Division	Life Sciences and Industrial Division	Total

	(unaudited)			(unaudited)

Sales	$37,435	$5,846	$43,281	$72,800	$11,466	$84,266
Earnings from operations	$2,817	$818	$3,635	$2,838	$1,099	$3,937
Unallocated items:
Interest income			1,616			3,099
Foreign exchange loss			(232)			(848)
Earnings before income taxes			5,019			6,188
Income taxes			995			2,257

Net earnings for the period			$4,024			$3,931

	Three months ended February 28, 2007			Six months ended February 28, 2007

	Telecom Division	Life Sciences and Industrial Division	Total	Telecom Division	Life Sciences and Industrial Division	Total

	(unaudited)			(unaudited)

Sales	$29,297	$5,910	$35,207	$58,819	$11,935	$70,754
Earnings from operations	$1,078	$1,003	$2,081	$2,881	$1,959	$4,840
Unallocated items:
Interest income			1,105			2,277
Foreign exchange gain			352			735
Earnings before income taxes			3,538			7,852
Income taxes			854			1,635

Net earnings for the period			$2,684			$6,217

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Total assets by reportable segment are detailed as follows:

	As at February 29, 2008	As at August 31, 2007

	(unaudited)
Total assets
Telecom Division	$116,528	$109,065
Life Sciences and Industrial Division	10,324	9,199
Unallocated assets	178,907	160,874

	$305,759	$279,138

Unallocated assets are comprised of cash, short-term investments, other receivable on forward exchange contracts, income taxes and tax credits recoverable and future income tax assets.

11.	Differences between Canadian and U.S. GAAP

These interim consolidated financial statements are prepared in accordance with Canadian GAAP and significant differences in measurement and disclosure from U.S. GAAP are set out in note 20 to the company’s most recent annual consolidated financial statements. This note describes significant changes occurring since the most recent annual consolidated financial statements and provides a quantitative analysis of all significant differences. All disclosures required in annual financial statements under U.S. GAAP and Regulation S-X of the Securities and Exchange Commission in the United States have not been provided in these interim consolidated financial statements.

Reconciliation of net earnings and comprehensive income (loss) to U.S. GAAP

	Three months ended February 29, 2008	Six months ended February 29, 2008	Three months ended February 28, 2007	Six months ended February 28, 2007

	(unaudited)		(unaudited)

Net earnings for the period in accordance with Canadian GAAP and U.S. GAAP	$4,024	$3,931	$2,684	$6,217
Foreign currency translation adjustment	5,540	18,722	(4,472)	(10,304)
Changes in unrealized losses on available-for-sale securities	51	90	–	–
Unrealized gains (losses) on forward exchange contracts	600	2,549	(3,718)	(5,793)
Reclassification of realized gains on forward exchange contracts in net earnings	(1,168)	(1,927)	(108)	(844)
Future income taxes effect of the above items	182	(199)	–	–

Comprehensive income (loss) under U.S. GAAP	$9,229	$23,166	$(5,614)	$(10,724)

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Reconciliation of shareholders’ equity to conform to U.S. GAAP

The following summary sets out the significant differences between the company’s reported shareholders’ equity under Canadian GAAP as compared to U.S. GAAP:

	As at February 29, 2008	As at August 31, 2007

	(unaudited)

Shareholders’ equity in accordance with Canadian GAAP	$276,711	$250,165
Forward exchange contracts (note 2)	–	2,864
Goodwill	(13,708)	(12,697)
Future income tax assets (note 2)	–	(916)
Stock appreciation rights	(73)	(73)

Shareholders’ equity in accordance with U.S. GAAP	$262,930	$239,343

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the shareholders’ equity activity under U.S. GAAP since August 31, 2007:

	Share capital	Contributed surplus	Deficit	Other capital	Accumulated other comprehensive income	Shareholders’ equity

	(unaudited)

Balance as at August 31, 2007	$599,519	$1,537	$(416,687)	$4,684	$50,290	$239,343

Net loss for the period	–	–	(93)	–	–	(93)
Stock-based compensation costs	–	–	–	316	–	316
Foreign currency translation adjustment	–	–	–	–	13,182	13,182
Unrealized losses on available-for-sale securities	–	–	–	–	39	39
Unrealized gains on forward exchange contracts, net of realized gains and future income taxes	–	–	–	–	809	809
Reclassification of stock-based compensation costs upon exercise of stock awards	2	–	–	(2)	–	–
Redemption of share capital	(135)	–	(39)	–	–	(174)

Balance as at November 30, 2007	599,386	1,537	(416,819)	4,998	64,320	253,422

Net earnings for the period	–	–	4,024	–	–	4,024
Stock-based compensation costs	–	–	–	269	–	269
Foreign currency translation adjustment	–	–	–	–	5,540	5,540
Unrealized losses on available-for-sale securities	–	–	–	–	51	51
Unrealized gains on forward exchange contracts, net of realized gains and future income taxes	–	–	–	–	(386)	(386)
Exercise of stock options	10	–	–	–	–	10
Reclassification of stock-based compensation costs upon exercise of stock awards	209	–	–	(209)	–	–

Balance as at February 29, 2008	$599,605	$1,537	$(412,795)	$5,058	$69,525	$262,930

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Accumulated other comprehensive income under U.S. GAAP is comprised of the following:

	As at February 29, 2008	As at August 31, 2007

	(unaudited)

Foreign currency translation adjustment
Current period	$18,722	$9,218
Cumulative effect of prior periods	48,397	39,179

	67,119	48,397
Unrealized gains (losses) on forward exchange contracts
Current period, net of realized gains (losses) and future income taxes	423	(3,503)
Cumulative effect of prior periods, net of future income taxes	1,948	5,451

	2,371	1,948
Unrealized losses on available-for-sale securities
Current period, net of future incomes taxes	90	(55)
Cumulative effect of prior periods, net of future income taxes	(55)	−

	35	(55)

	$69,525	$50,290

Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of gross research and development expenses. Under U.S. GAAP, tax credits that are utilizable against income taxes payable are recorded in the income taxes. These tax credits amounted to $776,000, $1,547,000, $808,000 and $1,788,000 for the three- and six-month periods ended February 28, 2007, and February 29, 2008, respectively. This difference has no impact on the net earnings and the net earnings per share for the reporting periods.

Statements of cash flows

For the three- and six-month periods ended February 28, 2007, and February 29, 2008, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP, except for the subtotal before change in non-cash operating items, whose presentation is not permitted under U.S. GAAP.

New accounting standards and pronouncements

Adopted in fiscal 2008

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainties in income taxes recognized in accordance with SFAS 109, “Accounting for Income Taxes”. The interpretation is effective for fiscal years beginning after December 15, 2006. The company adopted this interpretation on September 1, 2007, and its adoption had no impact on the company consolidated financial statements. Upon the adoption of FIN 48, the company elected to classify interest and penalties in interest expense.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

To be adopted after fiscal 2008

On September 15, 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which establishes a framework for measuring fair value in GAAP and is applicable to other accounting pronouncements, in which fair value is considered to be the relevant measurement attribute. SFAS 157 also expands disclosures about fair value measurement. In February 2008, the FASB amended SFAS 157 to exclude leasing transactions and to delay the effective date by one year for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. This statement is effective for fiscal years beginning after November 15, 2007. The company will adopt this statement on September 1, 2008, and is currently evaluating the impact its adoption will have on its consolidated financial statements.

On February 15, 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, which permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this statement apply only to entities that elect the fair value option. However, the amendment to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available-for-sale and trading securities. This statement is effective for fiscal years beginning after November 15, 2007. The company will adopt this statement on September 1, 2008, and has not yet determined if it will elect to use the fair value option.

On December 4, 2007, the FASB issued SFAS 141(R), “Business Combinations”, and SFAS 160, “Noncontrolling   Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. These new standards will significantly change the accounting and reporting for business combination transactions and noncontrolling (minority) interests in consolidated financial statements. SFAS 141(R) and SFAS160 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The company is currently evaluating the impact of adopting SFAS 141(R) and SFAS 160 on its consolidated financial statements.

12.	Subsequent events

On March 27, 2008, the company acquired all issued and outstanding shares of Navtel Communications Inc., for a cash consideration of CA$11 million, subject to adjustments on working capital of the acquired business. Navtel Communications Inc., a privately held company in Toronto, Canada, specializes in testing next-generation Internet Protocol networks. This acquisition will be accounted for using the purchase method and, consequently, the results of operations of the acquired business will be included in the consolidated financial statements of the company starting March 27, 2008, being the date of acquisition. The company expects to complete the purchase price allocation for this acquisition in the third quarter of fiscal 2008.

On April 2, 2008, the company announced that is has reached an agreement to acquire all issued and outstanding shares of Brix Networks Inc., for a cash consideration of $28.5 million, plus a contingent cash consideration of up to a maximum of $7.5 million, based upon the achievement of bookings volume exceeding $16 million in the 12 months following the acquisition. Consequently, the total consideration to be paid could reach $37.5 million, including maximum contingent consideration and other acquisition-related costs. Brix Networks Inc., a privately held company from the Boston area (MA) offers VoIP and IPTV service testing across the three areas that impact the success of a real-time service: signaling quality (signaling path performance), delivery quality (media transport performance) and content quality (overall quality of experience). This acquisition will be accounted for using the purchase method and, consequently, the results of operations of the acquired business will be included in the consolidated financial statements of the company starting at the closing date, being the date of acquisition, which is expected to occur during the third quarter of fiscal 2008. The company will be renamed EXFO Service Assurance Inc.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test, measurement and monitoring industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive and market conditions, including any slow-down or recession in the global economy. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

The following discussion and analysis of financial condition and results of operations is dated March 28, 2008.

All dollar amounts are expressed in US dollars, except as otherwise noted.

INDUSTRY OVERVIEW

The fundamentals of the wireline telecom industry are fairly robust in most regions of the world, except in the United States where an economic slowdown could potentially reduce investments. These fundamentals are based upon exponential growth in bandwidth demand, intense competition between telecom operators (telcos) and cable companies (cablecos) pushing massive network investments to capitalize on significant operational efficiencies and service revenues generated by fully converged IP (Internet protocol) networks.

Global Internet bandwidth grew at a compound annual growth rate (CAGR) of 45% from 2003 to 2006, according to TeleGeography Research. This trend is likely to remain steady, if not accelerate, with the upcoming deployments of IPTV (Internet protocol television), HD-IPTV (high-definition Internet protocol television) and increased online video streaming, since these applications, amongst others, will consume a colossal amount of additional bandwidth. As a result, telcos and cablecos are investing substantially in their access networks in order to provide differentiated, revenue-generating services to attract and retain consumers who are increasingly relying on broadband network services for their work, entertainment and everyday activities. From a telco perspective, it is  now clear that fiber-to-the-home (FTTH) will become the access network architecture of choice, which will allow them to meet heightened bandwidth requirements and future-proof their access networks as residential bandwidth requirements are growing from the 1 to 5 Mbit/s (megabits per second) of the past to the 30 to 100 Mbit/s required in the long-term to assure multiple HD-IPTV channels, online gaming, high-speed content-rich Internet, VoIP (voice-over-Internet-protocol) telephony, and a myriad of other IP-based applications. Hybrid architectures, combining copper and fiber (fiber-to-the-curb, or FTTC, and fiber-to-the-node, or FTTN), will also keep expanding in the short term, since they are less expensive methods to increase bandwidth and can be mass-deployed faster.

These investment decisions are applicable not only to green-field deployments and high-rise buildings, but also to larger-scale rollouts as long-term operating costs are less than FTTC and FTTN. It is important to mention that the cost of deploying FTTH has largely been falling over the last three years as volume increased and deployment tools, like those we offer, are making the task increasingly easy. We are only at the early stages of fiber deployments in access networks both in the Americas and around the world. It is also worth noting that Western Europe has become very committed to deploying FTTH networks, given their high population density.

As bandwidth growth in access networks continues to increase, it has begun placing a strain on metro rings and core networks. It is also driving the need for higher-speed technologies, such as 43 Gbit/s (gigabits per second) SONET/SDH that are now in their early deployments and the upcoming 100 Gbit/s Ethernet, because these solutions are expected to be significantly more economical, especially if trenches need to be dug in order to deploy new fiber in metro or long-distance routes.

As telecommunication networks are being transformed to provide IP-based voice, video and data capabilities, legacy SONET/SDH networks, which were designed in the 1980s and 1990s and implemented until 2005, will not be capable of efficiently carrying these emerging IP-based services as they are based on design standards aimed at public switched telephone network (PSTN), point-to-point voice transmission only. As a result, telcos are increasingly turning to more flexible and future-proof IP-based, next-generation networks to allow for more versatile and efficient transport of a new range of applications and services, and to offer customers higher-margin triple-play services while reducing their operating costs.

These market dynamics positively affected telecom test and measurement suppliers in the second quarter of fiscal 2008; however, deteriorating macro-economic conditions in the United States could instigate a slowdown in capital spending among leading telcos and necessarily reduce demand for our test solutions.

COMPANY OVERVIEW

We reported sales of $43.3 million in the second quarter of fiscal 2008, which represented an increase of 22.9% over the second quarter of 2007. At the half-way mark of fiscal 2008, sales increased 19.1% year-over-year to $84.3 million, while our corporate performance metric for sales growth is 20% for fiscal 2008. Net accepted orders amounted to $44.5 million in the second quarter of fiscal 2008 for a book-to-bill ratio of 1.03.

Looking at the bottom line, we generated GAAP net earnings of $4.0 million, or $0.06 per diluted share, in the second quarter of fiscal 2008, compared to net earnings of $2.7 million, or $0.04 per diluted share, in the same period last year. GAAP net earnings per diluted share in the second quarter of 2008 included a net one-time income tax recovery of $0.02 per diluted share to account for the effect of the newly enacted Canadian federal tax rates on our future income tax assets and the effect of the changes in our tax strategy for the future use of our tax pools and deductions in light of these new tax rates.  GAAP results for the second quarter of fiscal 2008 also include $0.01 per diluted share for stock-based compensation costs and the after-tax amortization expense for intangible assets. In terms of earnings from operations, it reached 8.4% of sales in the second quarter and 4.7% at the mid-point of fiscal 2008, while our stated goal is 8% for the whole fiscal year.

During the first half of fiscal 2008, we faced a substantial and sudden increase in the value of the Canadian dollar versus the US dollar, which had a two-fold impact on our financial results. Firstly, the average value of the Canadian dollar increased 15.8% and 14.8%, respectively, in the second quarter and the first half of fiscal 2008, compared to the same periods last year. Given that most of our sales are denominated in US dollars but a significant portion of our expenses are denominated in Canadian dollars, our financial results were negatively affected by increasing our expenses incurred in Canadian dollars. Secondly, we incurred an exchange loss of $232,000 and $848,000, respectively, in the second quarter and the first half of fiscal 2008, which represent the effect of the increase in the value of the Canadian dollar versus the US dollar on our balance sheet items denominated in foreign currencies. In comparison, we reported a foreign exchange gain of $352,000 and $735,000 for the second quarter and the first half of fiscal 2007.

On November 5, 2007, the Board of Directors approved a share repurchase program, by way of normal course issuer bid on the open market, up to 9.9% of our public float (as defined by the Toronto Stock Exchange), or 2.9 million of subordinate voting shares, at the prevailing market price. We expect to use cash, short-term investments, or future cash flows from operating activities to fund the repurchase of shares. The normal course issuer bid started on November 8, 2007, and will end on November 7, 2008, or an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time, without prior notice. All shares repurchased under the bid will be canceled. So far in fiscal 2008, we redeemed 29,200 subordinated voting shares for a total consideration of $174,000.

We launched nine new products in the second quarter, including a next-generation modular test platform for R&D and manufacturing applications; 40G/43G SONET/SDH and OTN test modules for field and manufacturing applications; integrated test modules that combine Ethernet, SONET/SDH/OTN testing for field and manufacturing applications; an optical loss test module and 30 MHz copper test module for the AXS-200 handheld platform; a single-end CD/PMD analyzer; and a fiber inspection probe for all types of field network architectures. Sales from products that have been on the market two years or less represented 44.4% of total sales in the second quarter of fiscal 2008 and 39.2% after six months, while the company’s published goal is 30% for the fiscal year. Subsequent to the quarter-end, EXFO received the 2008 Technology Innovation Award from Frost & Sullivan for two of its protocol test solutions: handheld AXS-200/850 Gigabit Ethernet Test Set and FTB8120/8130NGE Ethernet/Next-Generation SONET/SDH/OTN Multiservice Test Modules that support all rates up to 10 Gbit/s. Altogether, we have introduced 15 new products since the beginning of fiscal 2008.

On March 27, 2008, we acquired all the shares issued and outstanding of Navtel Communications Inc., for a cash consideration of CA$11 million, subject to adjustments on working capital of the acquired business. Navtel Communications Inc., a privately held company in Toronto, Canada, specializes in testing next-generation Internet Protocol networks. This acquisition will be accounted for using the purchase method and, consequently, the results of operations of the acquired business will be included in our consolidated financial statements starting March 27, 2008, being the date of acquisition. We expect to complete the purchase price allocation for this acquisition in the third quarter of fiscal 2008.

On April 2, 2008, we announced that we have reached an agreement to acquire all issued and outstanding shares of Brix Networks Inc., for a cash consideration of $28.5 million, plus a contingent cash consideration of up to a maximum of $7.5 million, based upon the achievement of bookings volume exceeding $16 million in the 12 months following the acquisition. Consequently, the total consideration to be paid could reach $37.5 million, including maximum contingent consideration and other acquisition-related costs. Brix Networks Inc., a privately held company from the Boston area (MA), offers VoIP and IPTV service testing across the three areas that impact the success of a real-time service: signaling quality (signaling path performance), delivery quality (media transport performance) and content quality (overall quality of experience). This acquisition will be accounted for using the purchase method and, consequently, the results of operations of the acquired business will be included in our consolidated financial statements starting at the closing date, being the date of acquisition, which is expected to occur during the third quarter of fiscal 2008. Brix Network Inc. will be renamed EXFO Service Assurance Inc.

OUR STRATEGY, KEY PERFORMANCE INDICATORS AND CAPABILITY TO DELIVER RESULTS

For a complete description of our strategy and the related key performance indicators, as well as our capability to deliver results in fiscal 2008, please refer to the corresponding sections in our most recent Annual Report, filed with the securities commissions.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For a complete description of our critical accounting policies and estimates, please refer to the corresponding section in our most recent Annual Report, filed with the securities commissions. The following details the changes in critical accounting policies that were adopted in fiscal 2008 and those to be adopted after 2008.

Adopted in fiscal 2008

On September 1, 2007, we adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, “Comprehensive Income’’, Section 3251, “Equity’’, Section 3855, “Financial Instruments – Recognition and Measurement’’, and Section 3865, “Hedges’’. Sections 3251 and 3865 have been adopted prospectively while Section 3855 has been applied retroactively, without restatement of prior years’ financial statements and Section 1530 has been applied retroactively with restatement of prior years’ financial statements.

Following the adoption of Section 3855, the company classified its financial instruments as follows:

Cash

Cash is classified as financial asset held for trading and is carried at fair value in the balance sheet and any changes in its fair value is reflected in the statements of earnings.

Short-term investments

We elected to classify our short-term investments as available-for-sale securities, and therefore they are carried at fair value with any changes in their fair value being reflected in other comprehensive income. Upon the disposal or maturity of these assets, accumulated changes in their fair value are reclassified in the statements of earnings. Also, upon the adoption of this new standard, unrealized losses on short-term investments as of August 31, 2007, in the amount of $55,000 (previously recorded in the statements of earnings), have been reclassified from the opening balance of retained earnings to the opening balance of accumulated other comprehensive income for the six months ended February 29, 2008.

Interest income on short-term investments is recorded in interest income in the statements of earnings and in cash flows from operating activities in the statements of cash flows.

Accounts receivable

Accounts receivable are classified as loans and receivable. After their initial measurement at fair value, they are carried at amortized cost, which generally corresponds to cost due to their short-term maturity.

Bank loan and accounts payable and accrued liabilities

Bank loan and accounts payable and accrued liabilities are classified as other financial liabilities. They are initially measured at their fair value. Subsequent measurements are at cost, net of amortization, using the effective interest rate method. For us, that value corresponds to cost either as a result of their short-term maturity or the floating-rate nature of some liabilities.

Forward exchange contracts

Our forward exchange contracts, which qualify for hedge accounting, are used to hedge anticipated US-dollar-denominated sales and the related accounts receivable. They are recorded at fair value in the balance sheet with changes in their fair value being reported in other comprehensive income. Upon the recognition of related hedged sales, accumulated changes in fair value are reclassified in the statements of earnings. Unrecognized gains on forward exchange contracts as of August 31, 2007, in the amount of $1.9 million, net of future income taxes of $916,000, have been reflected as an adjustment to the opening balance of accumulated other comprehensive income for the six months ended February 29, 2008. The forward exchange contracts are presented in other receivables in the balance sheet.

Cumulative translation adjustment

The cumulative translation adjustment, which is solely the result of the translation of our consolidated financial statements in US dollars (our reporting currency), represents a component of accumulated other comprehensive income for all periods presented.

Transition

We elected to use September 1, 2002, as the transition date for embedded derivatives.

Other than the adjustments described above for the short-term investments and the forward exchange contracts, the recognition, derecognition and measurement methods used to prepare the consolidated financial statements have not changed from the methods of periods prior to the effective date of the new standards. Consequently, there were no further adjustments to record on transition.

Section 1506, “Accounting Changes”

On September 1, 2007, we adopted Section 1506, “Accounting Changes”. This section establishes criteria for changes in accounting policies, accounting treatment and disclosures regarding changes in accounting policies, estimates and corrections of errors. In particular, this section allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. Furthermore, this section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. The adoption of this section had no further effects on our consolidated financial statements for the three and the six months ended February 29, 2008.

To be adopted after fiscal 2008

In December 2006, the CICA issued three new sections, which provide a complete set of disclosure and presentation requirements for financial instruments: Section 3862, “Financial Instruments − Disclosures”; Section 3863, “Financial Instruments − Presentation”; and Section 1535, “Capital Disclosures”.

Section 3862 replaces the disclosure portion of Section 3861, “Financial Instruments − Disclosure and Presentation”. The new standard places increased emphasis on disclosures regarding risks associated with both recognized and unrecognized financial instruments and how these risks are managed. It is also intended to remove any duplicate disclosures and simplify the disclosures about concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861.

Section 3863 carries forward the presentation requirements from Section 3861, unchanged.

Section 1535 applies to all entities regardless of whether they have financial instruments and are subject to external capital requirements. The new section requires disclosure of information about an entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.

Sections 1535, 3862 and 3863 apply to fiscal years beginning on or after October 1, 2007. We will adopt these new standards on September 1, 2008, and are currently assessing the effects these new standards will have on our consolidated financial statements.

In June 2007, the CICA issued Section 3031, “Inventories”, to harmonize accounting for inventories under Canadian GAAP with IFRS. This standard requires the measurement of inventories at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. The standard also requires the consistent use of either first-in, first-out (FIFO) or weighted average cost formula to measure the cost of inventories and requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new standard applies to fiscal years beginning on or after January 1, 2008. We will adopt this new standard on September 1, 2008, and are currently assessing the effects this new standard will have on our consolidated financial statements.

In February 2008, the CICA issued Section 3064, “Goodwill and intangible assets’’, which supersedes Section 3062, “Goodwill and other intangible assets’’ and Section 3450, “Research and development costs’’. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. This new section applies to fiscal years beginning on or after October 1, 2008. We will adopt this new standard on September 1, 2009 and we have not yet determined the effects its adoption will have on our consolidated financial statements.

RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations for the periods ended February 29, 2008, and February 28, 2007, should be read in conjunction with our interim consolidated financial statements and the related notes thereto. Our interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and significant differences in measurement and disclosure from the United States generally accepted accounting principles (U.S. GAAP) are set out in note 11 to our interim consolidated financial statements. Our measurement currency is the Canadian dollar although we report our financial statements in US dollars. The following tables set forth interim consolidated statements of earnings data in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated:

	Three months ended February 29, 2008	Three months ended February 28, 2007	Six months ended February 29, 2008	Six months ended February 28, 2007
	(unaudited)		(unaudited)
Sales	$43,281	$35,207	$84,266	$70,754
Cost of sales (1)	18,060	14,970	36,204	30,199
Gross margin	25,221	20,237	48,062	40,555
Operating expenses
Selling and administrative	13,683	12,184	28,500	23,726
Net research and development	6,185	4,678	12,197	9,032
Amortization of property, plant and equipment	998	664	1,974	1,445
Amortization of intangible assets	720	630	1,454	1,512
Total operating expenses	21,586	18,156	44,125	35,715
Earnings from operations	3,635	2,081	3,937	4,840
Interest income	1,616	1,105	3,099	2,277
Foreign exchange gain (loss)	(232)	352	(848)	735
Earnings before income taxes	5,019	3,538	6,188	7,852
Income taxes (2)	995	854	2,257	1,635
Net earnings for the period	$4,024	$2,684	$3,931	$6,217

Basic and diluted net earnings per share	$0.06	$0.04	$0.06	$0.09

Segmented information:
Sales:
Telecom Division	$37,435	$29,297	$72,800	$58,819
Life Sciences and Industrial Division	5,846	5,910	11,466	11,935
	$43,281	$35,207	$84,266	$70,754

Earnings from operations:
Telecom Division	$2,817	$1,078	$2,838	$2,881
Life Sciences and Industrial Division	818	1,003	1,099	1,959
	$3,635	$2,081	$3,937	$4,840
Research and development data:
Gross research and development	$7,575	$5,939	$15,061	$11,448
Net research and development	$6,185	$4,678	$12,197	$9,032

(1)	The cost of sales is exclusive of amortization, shown separately.
(2)
Include a one-time income tax expense of $1.5 million as a result of changes in Canadian federal enacted tax rates and an income tax recovery of $2.7 million as a result of changes of our tax strategy, for the three and the six months ended February 29, 2008.

	Three months ended February 29, 2008	Three months ended February 28, 2007	Six months ended February 29, 2008	Six months ended February 28, 2007
	(unaudited)		(unaudited)
Sales	100.0%	100.0%	100.0%	100.0%
Cost of sales (1)	41.7	42.5	43.0	42.7
Gross margin	58.3	57.5	57.0	57.3
Operating expenses
Selling and administrative	31.6	34.6	33.8	33.5
Net research and development	14.3	13.3	14.5	12.8
Amortization of property, plant and equipment	2.3	1.9	2.3	2.0
Amortization of intangible assets	1.7	1.8	1.7	2.2
Total operating expenses	49.9	51.6	52.3	50.5
Earnings from operations	8.4	5.9	4.7	6.8
Interest income	3.7	3.1	3.6	3.2
Foreign exchange gain (loss)	(0.5)	1.0	(1.0)	1.1
Earnings before income taxes	11.6	10.0	7.3	11.1
Income taxes (2)	2.3	2.4	2.6	2.3
Net earnings for the period	9.3%	7.6%	4.7%	8.8%

Segmented information:
Sales:
Telecom Division	86.5%	83.2%	86.4%	83.1%
Life Sciences and Industrial Division	13.5	16.8	13.6	16.9
	100.0%	100.0%	100.0%	100.0%

Earnings from operations:
Telecom Division	6.5%	3.1%	3.4%	4.1%
Life Sciences and Industrial Division	1.9	2.8	1.3	2.7
	8.4%	5.9%	4.7%	6.8%

Research and development data:
Gross research and development	17.5%	16.9%	17.9%	16.2%
Net research and development	14.3%	13.3%	14.5%	12.8%

(1)	The cost of sales is exclusive of amortization, shown separately.
(2)
Include a one-time income tax expense of $1.5 million as a result of changes in Canadian federal enacted tax rates and an income tax recovery of $2.7 million as a result of changes of our tax strategy, for the three and the six months ended February 29, 2008.

SALES

For the three months ended February 29, 2008, our global sales increased 22.9% to $43.3 million from $35.2 million for the same period last year, with an 87%-13% split in favor of our Telecom Division.

For the six months ended February 29, 2008, our global sales increased 19.1% to $84.3 million from $70.8 million for the same period last year, with an 86%-14% split in favor of our Telecom Division. Our corporate performance metric for sales growth is 20% for fiscal 2008.

Telecom Division

For the three months ended February 29, 2008, sales of our Telecom Division increased 27.8% to $37.4 million from $29.3 million for the same period last year.

For the six months ended February 29, 2008, sales of our Telecom Division increased 23.8% to $72.8 million from $58.8 million for the same period last year.

During the second quarter and the first half of fiscal 2008, we posted sales growth due to the market acceptance of our next-generation IP test solutions and continued market-share gains in optical test solutions as well as due to continued spending in access networks fueled by the competitive dynamic between telephone and cable companies. In fact, during the second quarter and the first half of fiscal 2008, we posted record-high sales and bookings of next-generation IP test solutions. So far in fiscal 2008, these test solutions represented our fastest-growing product line with year-over-year sales increase of 111% and 53% for the second quarter and the first half of fiscal 2008, respectively, and they represented 20% and more than 15% of our telecom sales for these two periods, respectively. With the recent launches of significant strategic protocol test solutions; namely the compact multiservice transport test set that combines next-generation SONET/SDH and Ethernet testing inside a single module (FTB-8120NGE/FTB-8130NGE Power Blazer), the 40/43 Gbit/s SONET/SDH field-test solution for high-speed optical networks (FTB-8140 Transport Blazer) as well as the advanced IQS-600 Integrated Qualification System, a highly scalable modular test platform for R&D and manufacturing applications, we have a much more comprehensive offering in this market segment, which provides us with a significant competitive advantage; this should help us further increase our market share and sales in the upcoming quarters.

In addition, during the second quarter and the first half of fiscal 2008, we posted slight year-over-year sales increase for our copper-access test solutions as large-scale IPTV deployments have been delayed until calendar 2008, which affected our sales in the first two quarters of fiscal 2008 to some extent. Also, during the first three months of fiscal 2008, we launched new added-value products that integrate Consultronics core knowledge and intellectual property; namely, the new AXS-200 SharpTESTER. These new innovative products have yet to contribute to our sales for this market segment.

It should be noted however that during the second quarter of fiscal 2007, we benefited from aggressive FTTH roll-outs and some year-end budget flush-outs from our top customer and sales made to this customer represented 25.7% ($7.5 million) of our telecom sales in the second quarter of fiscal 2007, compared to 6.9% (2,4 millions $) during the same period this year. Excluding sales to this customer, our telecom sales would have increased 60.9% in the second quarter of fiscal 2008, compared to the same period last year.

Life Sciences and Industrial Division

For the three months ended February 29, 2008, sales of our Life Sciences and Industrial Division were relatively flat year-over-year at $5.8 million, compared to $5.9 million for the same period last year.

For the six months ended February 29, 2008, sales of our Life Sciences and Industrial Division slightly decreased year-over-year to $11.5 million, from $11.9 million for the same period last year.

The decrease in sales in the first half of fiscal 2008, compared to the same period last year, comes from both curing and fluorescence illumination markets. A significant portion of sales of that Division is made via Original Equipment Manufacturer (OEM) agreements. Consequently, we are dependent, to some extent, on the buying pattern of our customers and our sales may fluctuate quarter-over-quarter.

Net Bookings

Overall, for the two divisions, net accepted orders increased 22.0% to $44.5 million in the second quarter of fiscal 2008 from $36.5 million for the same period last year. Our book-to-bill ratio reached 1.03 in the second quarter of fiscal 2008, compared to 1.04 for the same period last year. In the previous quarter, the net book-to-bill ratio was 1.07. Our 22.0% increase in net accepted orders in the second quarter of fiscal 2008, compared to the same period last year, is mainly due to the increased demand for our next-generation IP and optical test solutions.

Geographic distribution

For the three months ended February 29, 2008, sales to the Americas, Europe-Middle East-Africa (EMEA) and Asia-Pacific (APAC) accounted for 51%, 34% and 15% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 57%, 31% and 12% of global sales, respectively. For the six months ended February 29, 2008, sales to the Americas, EMEA and APAC accounted for 54%, 29% and 16% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 57%, 30% and 13% of global sales, respectively.

During the second quarter of fiscal 2008, we reported that sales increased (in dollars) in every geographic area compared to the same period last year with increases of 11.4% in the Americas, 35.0% in EMEA and 45.4% in APAC. During the first half of fiscal 2008, we reported that sales increased (in dollars) in every geographic area compared to the same period last year with increases of 14.0% in the Americas, 16.4% in EMEA and 46.9% in APAC.

In the Americas, the increase in sales in dollars during the three months ended February 29, 2008, compared to the same period last year comes from Canada and Latin America as we experienced a decreased in sales in the United States year-over-year. As mentioned above, during the second quarter of fiscal 2007, we benefited from aggressive FTTH roll-outs and some year-end budget flush-outs from our top customer, who is located in the United States, and sales made to this customer represented 21.4% ($7.5 million) of our global sales in the second quarter of fiscal 2007, compared to 5.6% ($2.4 million) during the same period this year. We do not believe that we have lost market share with this particular customer during the second quarter of fiscal 2008 as the sales level with this customer may fluctuate quarter-over-quarter, based on amount of budget available, allocation of such budget and timing and scope of projects. Excluding sales to this customer, sales to United States would have increased 35.3% in dollars year-over-year; this shows that, overall, we have diversified our customer base year-over-year in this region. During the first half of fiscal 2008, sales to the Americas increased in every region. During that period, our top customer, who is located in the United States accounted for 8.4% ($7.0 million) of our global sales while during the same period last year, our top customer, who is also located in the United States, represented 17.6% ($12.5 million) of our global sales.

The increase in sales in the EMEA market, in dollars, in the second quarter and the first half of fiscal 2008, compared to the same periods last year, is a direct result of our continued efforts to aggressively develop this market in the last several years and investments to increase our sales presence as well as the development of stronger support and service operations in this region. In addition, many Tier-1 carriers in EMEA are migrating their traditional circuit-switched core networks to higher-speed, dense wavelength-division multiplexing (DWDM) and next-generation packet-based architectures, which is creating a market demand for our protocol test solutions and fiber characterization test kits. Furthermore, we are leveraging our FTTx leadership gained in the United States to provide consultancy with many of the early adopters in this field in EMEA.

In the APAC market, we are seeing the return on investment of some specific optical, protocol as well as life science and industrial products developed and targeted for this important market. This increasingly competitive range, coupled with our steadily increasing market presence, are responsible for the increase in sales in this growth region in the second quarter and the first half of fiscal 2008, compared to the corresponding periods last year.

Through our two divisions, we sell our products to a broad range of customers, including network service providers, cable TV operators, optical system and component manufacturers, as well as customers in the life sciences and high-precision assembly sectors. During the three months ended February 29, 2008, no customer accounted for more than 10% of our global sales, and our top three customers accounted for 14.6% of our global sales. For the corresponding period last year, our top customer accounted for 21.4% ($7.5 million) of our global sales, and our top three customers accounted for 27.7% of our global sales. For the six months ended February 29, 2008, no customer accounted for more than 10% of our global sales, and our top three customers accounted for 14.8% of our global sales. For the corresponding period last year, our top customer accounted for 17.6% ($12.5 million) of our global sales, and our top three customers accounted for 23.0% of our global sales.

Gross Margin

Gross margin increased to 58.3% of sales for the three months ended February 29, 2008, from 57.5% for the same period last year.

Gross margin amounted to 57.0% of sales for the six months ended February 29, 2008, compared to 57.3% for the same period last year.

The increase in our gross margin in the second quarter of fiscal 2008, compared to the corresponding period last year, can be explained by the following factors. First, during the second quarter of fiscal 2008, our gross margin was positively affected by the increased sales of our protocol test solutions year-over-year as these products tend to have better margins than our other test solutions. In addition, the significant increase in sales, year-over-year resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs. Furthermore, we were able to reduce our cost of goods sold by better leveraging our supplier base and by developing innovative new products with cost-effective design. Also, our cost of goods was positively affected by lower costs for raw material due to the significant increase in the value of the Canadian dollar compared to the US dollar in the last quarters, as most of these costs are incurred in US dollars. However, the shift in sales between the Americas in favor of EMEA and APAC had a negative impact on our gross margin as it tend to be lower in EMEA and APAC than in the Americas. Also, we are facing continued aggressive pricing pressure worldwide. In addition, during the second quarter of fiscal 2008, a stronger Canadian dollar, compared to the US dollar year-over-year, prevented us from further improving our gross margin as most of our overhead costs and a portion of our raw material purchases are denominated in Canadian dollars. Finally, the start-up of our own manufacturing activities in China, over the last few months, resulted in additional expenses, which reduced our gross margin in the second quarter of fiscal 2008, compared to the same period last year.

The slight decrease in our gross margin in the first half of fiscal 2008, compared to the corresponding period last year, can be explained by the following factors. The shift in the geographic distribution of sales in favor of APAC versus the Americas had a negative impact on our gross margin in the first half of fiscal 2008 compared to the same period last year. In fact, sales to APAC tend to have lower margins than sales to the Americas since we are facing higher pricing pressure in the APAC region. Furthermore, a stronger Canadian dollar, compared to the US dollar year-over-year, had a negative impact on our gross margin as most of our overhead costs and a portion of our raw material purchases are denominated in Canadian dollars. Finally, the start-up of our own manufacturing activities in China, over the last few months, resulted in additional expenses, which reduced our gross margin in the first half of fiscal 2008, compared to the same period last year. However, the increase in sales year-over-over resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs, which had a positive impact on our gross margin year-over-year. In addition, we were able to reduce our cost of goods sold by better leveraging our supplier base and by developing innovative new products with cost-effective design.

Considering the expected sales growth in fiscal 2008, the expected increase in sales of protocol products (which tend to generate higher margins), the cost-effective design of our products, our manufacturing activities in China (which we believe should lower our cost of goods over time), our tight control on operating costs, we expect our gross margin to improve in 2008 and beyond. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs, challenges encountered in the ramp-up of our manufacturing facilities in China, and increases in product offerings by other suppliers in our industry. Finally, any further increase in the strength of the Canadian dollar would have a negative impact on our gross margin in fiscal 2008.

SELLING AND ADMINISTRATIVE

For the three months ended February 29, 2008, selling and administrative expenses were $13.7 million, or 31.6% of sales, compared to $12.2 million, or 34.6% of sales for the same period last year.

For the six months ended February 29, 2008, selling and administrative expenses were $28.5 million, or 33.8% of sales, compared to $23.7 million, or 33.5% of sales for the same period last year.

During the second quarter and the first half of fiscal 2008, the substancial increase in the average value of the Canadian dollar compared to the US dollar had a significant and negative impact on our selling and administrative expenses as more than half of these expenses are denominated in Canadian dollars and also because these expenses increased year-over-year. In addition, during the second quarter and the first half of fiscal 2008, we continued intensifying our sales and marketing activities to develop our markets and leverage our significant research and development investments; this resulted in higher sales and marketing expenditures (including number of employees and expenses to support the launch of several new products and to increase brand name recognition), compared to the corresponding periods last year. Furthermore, our overall commission expenses increased in the second quarter and the first half of fiscal 2008, compared to the same periods last year, due to the increase in sales year-over-year. Finally, during the first quarter of fiscal 2008, we discontinued certain product lines, which led to the lay-off of some of our sales and marketing personnel, resulting in severance expenses during the first half of fiscal 2008. However, despite the significant increase in the average value of the Canadian dollar versus the US dollar and the growth of our business year-over-year (with among other things manufacturing and R&D activities in China and India), our G&A expenses remained relatively flat in dollars during the second quarter and the first half of fiscal 2008 compared to the same periods last year due to tight control over these expenses.

For fiscal 2008, considering the actual value of the Canadian dollar compared to the US dollar, we expect our selling and administrative expenses to increase in dollars and reach the top of our expected range of 30% and 32% of sales. In particular, in fiscal 2008, we expect our commission expenses to increase as sales volume increases. Furthermore, considering our goal of becoming the leading player in the telecom test, measurement and monitoring space, we plan to continue intensifying our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, any further increase in the strength of the Canadian dollar would also cause our selling and administrative expenses to increase, as more than half of these expenses are incurred in Canadian dollars.

RESEARCH AND DEVELOPMENT

For the three months ended February 29, 2008, gross research and development expenses totaled $7.6 million, or 17.5% of sales, compared to $5.9 million, or 16.9% of sales for the same period last year.

For the six months ended February 29, 2008, gross research and development expenses totaled $15.1 million, or 17.9% of sales, compared to $11.4 million, or 16.2% of sales for the same period last year.

During the second quarter and the first half of fiscal 2008, the significant increase in the average value of the Canadian dollar compared to the US dollar year-over-year had also a significant and negative effect on our gross research and development expenses as most of these expenses are denominated in Canadian dollars and also because these expenses increased year-over-year. In addition, we intensified our research and development activities, including additional employees, which resulted in more gross research and development expenses in both divisions during the second quarter and the first half of fiscal 2008, compared to the same periods last year. Furthermore, we established a research and development center focused on software development in Pune, India, which resulted in increased expenses year-over-year.  Finally, during the first quarter of fiscal 2008, we closed down our R&D operations in Budapest, Hungary, and certain R&D projects, which resulted in severance expenses during that period, causing our expenses of the first half of fiscal 2008 to increase year-over-year.

The increase in our gross research and development expenses as a percentage of sales year-over-year is mainly due to the negative effect of the increased value of the Canadian dollar versus the US dollar year-over-year and the severance expenses incurred during the first quarter of fiscal 2008.

For the three months ended February 29, 2008, tax credits and grants from the Canadian federal and provincial governments for research and development activities were $1.4 million, or 18.3% of gross research and development expenses, compared to $1.3 million, or 21.2% of gross research and development expenses for the same period last year. For the six months ended February 29, 2008, these tax credits and grants were $2.9 million, or 19.0% of gross research and development expenses, compared to $2.4 million, or 21.1% of gross research and development expenses for the same period last year.

The increase in dollars of our tax credits and grants in the second quarter and the first half of fiscal 2008, compared to the same periods last year is directly related to the increase in our gross research and development expenses as we were entitled to the same tax credits and grants programs. However, the decrease of research and development tax credits as a percentage of gross research and development expenses is mainly due to the fact that since the beginning of fiscal 2008, the portion of gross research and development incurred in Canada, where we are entitled to tax credits was lower than the same periods last year following the establishment of our new software development center in India.

For the first half of fiscal 2008, 39.2% of our sales originated from products that have been on the market for two years or less, which is above our stated goal of 30% for fiscal 2008.

For fiscal 2008, we plan to increase our research and development expenses at about the same rate we grow our sales, given our focus on innovation, the addition of software features in our products, our desire to gain market share and our goal to exceed customer needs and expectations. Also, we are increasingly taking advantage of talent pools around the world with the recent establishment of a research and development center focused on software development in Pune, India. Finally, any further increase in the strength of the Canadian dollar in the upcoming quarters would cause our net research and development expenses to increase, as most of these are incurred in Canadian dollars.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

For the three months ended February 29, 2008, amortization of property, plant and equipment was $998,000, compared to $664,000 for the same period last year. For the six months ended February 29, 2008, amortization expenses amounted to $2.0 million, compared to $1.4 million for the same period last year. The recent start-up of our own manufacturing and research and development facilities in China and India as well as the upgrade of our IT system resulted in an increase in our amortization expenses during the second quarter and the first half of fiscal 2008 compared to the same periods last year. In addition, the increase in the average value of the Canadian dollar versus to the US dollar in the second quarter and the first half of fiscal 2008, compared to the same periods last year contributed to the increase in our amortization expenses year-over-year as most of these expenses are denominated in Canadian dollars.

AMORTIZATION OF INTANGIBLE ASSETS

For the three months ended February 29, 2008, amortization of intangible assets was $720,000, compared to $630,000 for the same period last year. For the six months ended February 29, 2008, amortization of intangible assets was flat compared to the same period last year at $1.5 million. The increase in the average value of the Canadian dollar versus to the US dollar in the second quarter of fiscal 2008, compared to the same period last year contributed to the increase in our amortization expenses year-over-year as most of these expenses are denominated in Canadian dollars. The stability in amortization expenses in the first half of fiscal 2008, compared to the same period last year, despite the significant increased strength of the Canadian dollar compared to the US dollar year-over-year is mainly due to the fact that some of our core technologies became fully amortized during the first quarter of fiscal 2007; namely, those related to our protocol activities.

INTEREST INCOME

For the three months ended February 29, 2008, interest income amounted to $1.6 million, compared to $1.1 million for the same period last year. For the six months ended February 29, 2008, interest income amounted to $3.1 million, compared to $2.3 million for the same period last year. The increase in our interest income in the second quarter and the first half of fiscal 2008, compared to the same periods last year, is due in part to the increase in interest rates year-over-year. Also, our average cash position increased in the second quarter and the first half of fiscal 2008, compared to the same periods last year, due to cash flows from operating activities, which contributed to the further increase in interest revenue year-over-year. Furthermore, the increase in the average value of the Canadian dollar, compared to the US dollar year-over-year contributed to the increase in our interest income during the second quarter and the first half of fiscal 2008, compared to the same periods last year, as it is denominated in Canadian dollars. Finally, during the second quarter of fiscal 2008, we received interest of $241,000 by the Canadian tax authorities following the recovery during that period of prior years’ income tax receivable.

FOREIGN EXCHANGE GAIN (LOSS)

For the three months ended February 29, 2008, the foreign exchange loss amounted to $232,000, compared to a foreign exchange gain of $352,000 for the same period last year.

For the six months ended February 29, 2008, the foreign exchange loss amounted to $848,000 compared to a foreign exchange gain of $735,000 for the same period last year.

During the second quarter of fiscal 2008, the value of the Canadian dollar increased quarter-over-quarter compared to the US dollar, which resulted in a foreign exchange loss of $232,000 during that period. In fact, the period-end value of the Canadian dollar increased 2.1% in the second quarter of fiscal 2008, compared to the previous quarter.

During the second quarter of fiscal 2007, the value of the Canadian dollar decreased 2.4% quarter-over-quarter, compared to the US dollar, which resulted in a foreign exchange gain of $352,000 during that period.

During the first half of fiscal 2008, the value of the Canadian dollar significantly increased compared to the US dollar, which resulted in a significant foreign exchange loss of $848,000 during that period. In fact, the period-end value of the Canadian dollar for the first half of fiscal 2008 increased 7.8%, compared to August 31, 2007.

During the first half of fiscal 2007, the value of the Canadian dollar decreased compared to the US dollar, which resulted in a foreign exchange gain of $735,000 during that period. In fact, the period-end value of the Canadian dollar for the first half of fiscal 2007 decreased 5.4%, compared to August 31, 2006.

It should be noted that foreign exchange rate fluctuations also flow through the P&L line items as a significant portion of our operating items are denominated in Canadian dollars and we report our results in US dollars. Consequently, the significant increase in the average value of the Canadian dollar in the second quarter and the first half of fiscal 2008, compared to the same periods last year, resulted in a negative impact on our financial results. This was amplified by the fact that our operating activities incurred Canadian dollar increased year-over-year.  In fact, the average value of the Canadian dollar compared to the US dollar in the second quarter of fiscal 2008 was CA$1.0066 = US$1.00 versus CA$1.1656 = US$1.00 during the same period last year, representing an increase of 15.8% in the average value of the Canadian dollar compared to the US dollar year-over-year. During the first half of fiscal 2008, the average value of the Canadian dollar compared to the US dollar was CA$0.9984 = US$1.00 versus CA$1.1463 = US$1.00 during the same period last year, representing an increase of 14.8% in the average value of the Canadian dollar compared to the US dollar year-over-year.

We manage our exposure to currency risks with forward exchange contracts. In addition, some of our Canadian entities’ operating activities are denominated in US dollars or other currencies, which further hedges these risks. However, any further increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

INCOME TAXES

For the three months ended February 29, 2008, our income tax expense was $995,000 compared to $854,000 for the same period last year.

For the six months ended February 29, 2008, our income tax expense was $2,3 million compared to $1.6 million for the same period last year.

We recorded a full valuation allowance against our future income tax assets until August 31, 2007, and most of our income tax expenses of prior periods represented income taxes payable at the Canadian federal level, which were reduced by research and development tax credits that were recorded against gross research and development expenses in the statements of earnings. However, on August 31, 2007, we recorded a future income tax recovery of $24.6 million for the reversal of a portion of our valuation allowance at the Canadian federal and provincial levels and at the US federal level. Consequently, in the second quarter and the first half of fiscal 2008, our income tax expense was affected by the recognition of future income taxes in some tax jurisdictions, compared to the same periods last year.

As mentioned above, for the three months ended February 29, 2008, we reported an income tax expense of $995,000 on earnings before income taxes of $5.0 million. For the six months ended February 29, 2008, we reported an income tax expense of $2.3 million on earnings before income taxes of $6.2 million. The distortion between the income tax expense and pre-tax income for these periods can be explained by the following factors. First, on December 14, 2007, reductions to the Canadian federal statutory tax rate, previously announced by the Canadian federal Government were enacted. Therefore, our Canadian federal future income tax assets decreased by $1.5 million and generate a one-time future income tax expense for the same amount during the second quarter and the first half of fiscal 2008. However, during the second quarter of fiscal 2008, based on these new enacted tax rates, we reviewed our tax strategy for the future use of our Canadian federal operating losses, tax deductions, timing differences and R&D tax credits to minimize income taxes payable on future years’ taxable income, by amending our prior year’s income tax returns to create a net operating loss to be carried back to prior years, which will release previously used research and development tax credits. This resulted in an increase of our tax-related assets of $2.7 million and a one-time income tax recovery for the same amount during the second quarter and the first half of fiscal 2008. These two offsetting elements represented a net income tax recovery of $1.2 million in the statements of earnings for the three- and six-month periods ended February 29, 2008. Also, during these periods, some expenses were non-deductible for tax purposes (mainly stock-based compensation expenses and foreign exchange losses created by the translation of financial statements of our foreign integrated subsidiaries) and some revenue were non-taxable (namely certain R&D tax credits). In addition, we continued to maintain a valuation allowance for some of our subsidiaries at loss and we utilize previously unrecognized future income tax assets. Finally, we recorded income tax expenses for minimum taxes payable in certain tax jurisdictions, which taxes are not related to pre-tax earnings. Otherwise, actual tax rate would have been closer to the statutory tax rate.

For the three and the six months ended February 29, 2008, and February 28, 2007, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended February 29, 2008	Six months ended February 29, 2008	Three months ended February 28, 2007	Six months ended February 28, 2007

	(unaudited)		(unaudited)

Income tax provision at combined Canadian federal and provincial statutory tax rate	$1,606,000	$1,980,000	$1,132,000	$2,512,000

Increase (decrease) due to:
Income taxed at different rates	(11,000)	77,000	(26,000)	33,000
Non-taxable income	(290,000)	(371,000)	(36,000)	(95,000)
Non-deductible expenses	368,000	590,000	192,000	446,000
Change in tax rates (1)	1,524,000	1,522,000	18,000	289,000
Change in tax strategy (2)	(2,715,000)	(2,715,000)	–	–
Foreign exchange effect of translation of foreign integrated subsidiaries	67,000	194,000	6,000	86,000
Other	232,000	391,000	163,000	40,000
Utilization of previously unrecognized future income tax assets	(1,881,000)	(1,881,000)	(660,000)	(1,999,000)
Unrecognized future income tax assets on temporary deductible differences and unused tax losses and deductions	2,095,000	2,470,000	65,000	323,000

Income tax provision	$995,000	$2,257,000	$854,000	$1,635,000

(1)
During the three months ended February 29, 2008, reductions to the Canadian federal statutory tax rate, previously announced by the Canadian federal Government were enacted. Therefore, Canadian federal future income tax assets decreased by $1.5 million, and generated a future income tax expense for the same amount during the three- and six-month periods ended February 29, 2008.

(2)
During the three months ended February 29, 2008, based on new Canadian federal enacted tax rates, we reviewed our tax strategy for the future use of our Canadian federal operating losses, research and development expenses, certain timing differences and research and development tax credits to minimize income taxes payable on future years’ taxable income, by amending our prior year’s income tax returns to generate a net operating loss to be carried back to prior years, which will release previously used research and development tax credits. This resulted in an increase of our tax related assets of $2.7 million and in an income tax recovery for the same amount in the statements of earnings for the three- and six-month periods ended February 29, 2008.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

As at February 29, 2008, cash and short-term investments totalled $142.8 million, while our working capital was at $200.9 million. Our cash and short-term investments increased $10.1 million in the second quarter of fiscal 2008, compared to the previous quarter, mainly due to the cash flows from operating activities of $9.2 million, and an unrealized foreign exchange gain on our cash and short-term investments of $3.0 million. On the other hand, we made cash payments totalling $2.1 million for the purchase of capital assets. The $3.0 million unrealized foreign exchange gain resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was recorded in the accumulated other comprehensive income in the balance sheet.

Our short-term investments consist of commercial paper and bank acceptances issued by eight (eight as of November 30, 2007) high-credit quality corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be remote. None of these debt instruments are expected to be affected by a liquidity risk; 54% of or short-term investments represent bank acceptances and none of our commercial paper represents asset-backed commercial paper. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. These short-term investments will be used for working capital and other general corporate purposes, including other potential acquisitions.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the cash consideration payable for the acquisition of Navtel Communications Inc. In addition to these assets, we have unused available lines of credit of $12.3 million for working capital and other general corporate purposes and an unused line of credit of $11.5 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms. Our lines of credit bear interest at prime rate.

Sources and Uses of Cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating Activities

Cash flows provided by operating activities were $9.2 million for the three months ended February 29, 2008, compared to $7.0 million for the same period last year. Cash flows provided by operating activities in the second quarter of fiscal 2008 were mainly attributable to the net earnings after items not affecting cash of $15.6 million offset in part by the negative net change in non-cash operating items of $6.4 million. The negative net change in non-cash operating items was mainly due to the negative effect on cash of the increase of $9.2 million of our income tax and tax credits recoverable as well as the increase of $985,000 of our accounts receivable. The increase in our income taxes and tax credits is mainly due to the increase of our tax credits recoverable following the change in our tax strategy explained elsewhere in this document. This increase was for the most part offset by the positive effect on cash of the decrease of our future income tax assets, which also resulted from the change in the tax strategy. The increase in our accounts receivable is due to the increase in sales during the quarter.  These negative effects on cash were offset by the positive effect on cash of the decrease of $794,000 of our inventories and the increase of $2.7 million of our accounts payable and accrued liabilities. The decrease in our inventories resulted from increased sales activities during the quarter. The increase in our accounts payable and accrued liabilities resulted from the timing of certain purchases and payments as well as increased activities during the quarter.

Cash flows provided by operating activities were $6.8 million for the six months ended February 29, 2008, compared to $10.3 million for the same period last year. Cash flows provided by operating activities in the first half of fiscal 2008 were mainly attributable to the net earnings after items not affecting cash of $18.9 million, offset in part by the negative net change in non-cash operating items of $12.1 million; this negative net change in non-cash operating items was mainly due to the negative effect on cash of the $9.6 million increase in our income tax and tax credits recoverable as well as the decrease the $3.0 million decrease in our accounts payable and accrued liabilities. The increase in our income taxes and tax credits recoverable comes from the increase in our tax credits as explained above. The decrease in our accounts payable and accrued liabilities is due to timing of purchases and payments during the period. These negative effects on cash flows were offset in part by the positive effect on cash of the decrease of $707,000 of our inventories, which resulted from increased sales activities during the period.

Investing Activities

Cash flows used by investing activities amounted to $5.7 million for the three months ended February 29, 2008, i.e., flat compared to the same period last year. In the second quarter of fiscal 2008, we acquired $3.6 million worth of short-term investments and paid $2.1 million for the purchase of capital assets. During the corresponding period last year, we acquired $4.8 million worth of short-term investments and paid $835,000 for the purchase of capital assets.

Cash flows used by investing activities were $4.2 million for the six months ended February 29, 2008, compared to $8.0 million for the same period last year. In the first half of fiscal 2008, we acquired $480,000 worth of short-term investments and paid $3.7 million for the purchase of capital assets. During the corresponding period last year, we acquired $7.6 million worth of short-term investments and paid $1.6 million for the purchase of capital assets. On the other hand, during that same period, we received $1.2 million following the sale of one of our buildings located in Rochester, NY.

Financing activities

Cash flows provided by financing activities amounted to $535,000 for the first half of fiscal 2008, compared to $432,000 for the same period last year. During the first half of fiscal 2008, changes in bank loan provided $699,000. However, during that same period, we paid $174,000 for the redemption of share capital under our share repurchase program. For the corresponding period last year, cash flows provided by financing activities were mainly due to the exercise of stock options for $483,000.

FORWARD EXCHANGE CONTRACTS

We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

As at February 29, 2008, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

March to August 2008	$18,100,000	1.1184
September 2008 to December 2009	$21,400,000	1.0961

As at February 29, 2008, the fair value of our forward exchange contracts, which represents the amount we would receive to settle the contracts, amounted to unrealized gains of $3.7 million ($4.1 million as at November 30, 2007). These unrealized gains are recorded in other receivable in the balance sheet as at February 29, 2008.

CONTINGENCY

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against EXFO, four of the underwriters of our Initial Public Offering and some of our executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933.  This class action alleges that EXFO’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with EXFO’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with EXFO’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at pre-determined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of our underwriters, EXFO and two of our executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the EXFO and our two executive officers in particular, the amended complaint alleges that (i) EXFO’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of EXFO’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with EXFO, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against EXFO was dismissed. On October 8, 2002, the claims against our officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval.  The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies.  The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications.  On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes.  The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006.  The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants.  The district court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated.  EXFO's case is not one of these focus cases.  On October 13, 2004, the district court certified the focus cases as class actions.  The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc.  In light of the Second Circuit opinion, liaison counsel for all issuer defendants, including EXFO, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified.  On June 25, 2007, the district court entered an order terminating the settlement agreement.  On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain of the defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. Briefing on the motions to dismiss was completed in January 2008, and briefing on the class certification motion is scheduled to be completed in April 2008.

Due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. We will continue to defend our position in this litigation that the claims against us, and our officers, are without merit. Accordingly, no provision for this case has been made in our interim consolidated financial statements as at February 29, 2008.

SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

Share Capital

As at March 28, 2008, EXFO had 36,643,000 multiple voting shares outstanding, entitling to ten votes each and 32,374,392 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

Long-Term Incentive Plan and Deferred Share Unit Plan

The aggregate number of subordinate voting shares covered by stock options, restricted share units (RSUs) and deferred share units (DSUs) granted under the Long-Term Incentive Plan and the Deferred Share Unit Plan was 2,576,502 as at February 29, 2008. The maximum number of subordinate voting shares issuable under these two plans cannot exceed 6,306,153 shares. The following tables summarize information about stock options, RSUs and DSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at February 29, 2008:

Stock Options	Number	% of issued and outstanding	Weighted average exercise price

Chairman of the Board, President and CEO (one individual)	179,642	10%	$9.05
Board of Directors (five individuals)	194,375	10%	$6.23
Management and Corporate Officers (eight individuals)	212,139	11%	$14.49

	586,156	31%	$10.08

Restricted Share Units (RSUs)	Number	% of issued and outstanding

Chairman of the Board, President and CEO (one individual)	85,460	14%
Management and Corporate Officers (ten individuals)	265,176	42%

	350,636	56%

Deferred Share Units (DSUs)	Number	% of issued and outstanding

Board of Directors (five individuals)	85,797	100%

OFF-BALANCE SHEET ARRANGEMENTS

As at February 29, 2008, our off-balance sheet arrangements consisted of letters of guarantee and forward exchange contracts. As at February 29, 2008, our letters of guarantee amounted to $3.8 million; these letters of guarantee expire at various dates through fiscal 2010 and the full amount was reserved from one of our lines of credit. Our forward exchange contracts are described above.

VARIABLE INTEREST ENTITY

As of February 29, 2008, we did not have interests in any variable interest entities.

RISKS AND UNCERTAINTIES

Over the past few years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative products aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

We are exposed to currency risks due to the export of our Canadian-manufactured products, the large majority of which are denominated in US dollars. These risks are partially hedged by operating expenses denominated in US dollars, and forward exchange contracts. The increased strength of the Canadian dollar, compared to the US dollar, over the last few years, caused our operating expenses to increase significantly. Any further increase in the value of the Canadian dollar in the coming months would negatively affect our results of operations.

In addition, risks and uncertainties related to the telecommunications test, measurement and monitoring industry involve the rapid development of new products that may have short life cycles and require extensive research and development; the difficulty of adequately predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

Furthermore, given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets, namely the setup of manufacturing facilities in China and a software development center in India. This exposes us to certain risks and uncertainties, namely changes in local laws and regulations, multiple technological standards, protective legislation, pricing pressure, and the successful setup and activation of new operations in China and India.

Also, while strategic acquisitions, like those we have made in the past and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel. Finally, integration requires the dedication of management resources, which may detract their attention from our day-to-day business and operations.

Our business is subject to the effects of general economic conditions in North America and throughout the world and, more particularly, market conditions in the telecommunications industry. In the past, our operating results were adversely affected by reduced telecom capital spending in North America, Europe and Asia and by general unfavorable economic conditions. In particular, sales to network service providers in North America were significantly and adversely affected by a downturn in 2001 in the telecommunications industry. If there is a recession or slowdown in key geographic regions or markets, we may experience a material adverse impact on our business, operating results and financial condition.

The economic environment of our industry could also result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations and trusts. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.

For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions at www.exfo.com or www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S.

QUARTERLY SUMMARY FINANCIAL INFORMATION (Unaudited)
(tabular amounts in thousands of US dollars, except per share data)

	Q2-FY08	Q1-FY08	Q4-FY07	Q3-FY07

Sales	$43,281	$40,985	$42,975	$39,205
Cost of sales	$18,060	$18,144	$18,109	$16,828
Gross margin	$25,221	$22,841	$24,866	$22,377
Earnings from operations	$3,635	$302	$9,102	$2,840
Net earnings (loss)	$4,024	$(93)	$33,484	$2,574
Basic net earnings (loss) per share	$0.06	$(0.00)	$0.49	$0.04
Diluted net earnings (loss) per share	$0.06	$(0.00)	$0.48	$0.04

	Q2-FY07	Q1-FY07	Q4-FY06	Q3-FY06

Sales	$35,207	$35,547	$35,733	$35,410
Cost of sales	$14,970	$15,229	$16,318	$15,453
Gross margin	$20,237	$20,318	$19,415	$19,957
Earnings from operations	$2,081	$2,759	$2,363	$3,608
Net earnings	$2,684	$3,533	$2,910	$3,504
Basic and diluted net earnings per share	$0.04	$0.05	$0.04	$0.05